Thr Technologies Inc. (the "Company") a Florida Corporation

Financial Statements

For the year ending on December 31, 2023

Thr Technologies Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (3492) - 1	16,790.00
Total Bank Accounts	**$16,790.00**
Other Current Assets	
Due From Appreciate Holdings	228,577.66
Total Other Current Assets	**$228,577.66**
Total Current Assets	**$245,367.66**
TOTAL ASSETS	**$245,367.66**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner investments	245,367.66
Retained Earnings	0.00
Net Income	0.00
Total Equity	**$245,367.66**
TOTAL LIABILITIES AND EQUITY	**$245,367.66**

Thr Technologies Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due From Appreciate Holdings	-228,577.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-228,577.66**
Net cash provided by operating activities	**$ -228,577.66**
FINANCING ACTIVITIES	
Owner investments	131,757.43
Retained Earnings	113,610.23
Net cash provided by financing activities	**$245,367.66**
NET CASH INCREASE FOR PERIOD	**$16,790.00**
CASH AT END OF PERIOD	**$16,790.00**

Thr Technologies Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	0.00
Business licences	0.00
Business Technology	0.00
General business expenses	
Bank fees & service charges	0.00
Total General business expenses	**0.00**
Interest paid	0.00
Legal & accounting services	0.00
Legal fees	0.00
Total Legal & accounting services	**0.00**
Office expenses	
Office supplies	0.00
Software & apps	0.00
Total Office expenses	**0.00**
Outside Services	0.00
Payroll expenses	
Wages	0.00
Total Payroll expenses	**0.00**
Professional Fees	0.00
Total Expenses	**$0.00**
NET OPERATING INCOME	**$0.00**
NET INCOME	**$0.00**

Thr Technologies Inc.

Statement of Changes in Equity

For the Year Ended December 31, 2023

Particulars	Owner Investments	Retained Earnings	Total Equity
Balance at January 1, 2023	$113,610.23	$0.00	$113,610.23
Net Income for the Period		$0.00	$0.00
Additional Investments	$131,757.43		$131,757.43
Balance at December 31, 2023	$245,367.66	$0.00	$245,367.66

Notes to the Financial Statements

For the year ending on December 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

Thr Technologies Inc. (the "Company") is a corporation organized in January 2023 under the laws of Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.